UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2024

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Learn SPAC HoldCo, Inc.

File No. 333-276714 – CTR-5810

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Learn SPAC HoldCo, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to an amended Form S-4 registration statement filed on April 12, 2024.

Based on representations by Learn SPAC HoldCo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.33   until April 12, 2034

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Legal Branch Chief